Exhibit 99.1

•                  TOTAL REVENUE OF £395.2 MILLION

•                  ADJUSTED EBITDA OF £119.9 MILLION

•                  FISCAL 2016 EXPECTED RECORD REVENUE AND EBITDA

•                  2016 REVENUE GUIDANCE OF C. £500M

MANCHESTER, England. — 17 September 2015 — Manchester United (NYSE: MANU; the “Company” and the “Group”) — one of the most popular and successful sports teams in the world - today announced financial results for the 2015 fiscal year and three months ended 30 June 2015.

Highlights

•                  Sponsorship revenues increased 14.1% for the year to a record £154.9m.  During the fiscal year, we announced:

•                  5 global sponsorship partnerships

•                  4 regional sponsorship partnerships, and

•                  2 financial services and telecom partnerships.

•                  Concluded the largest kit manufacturer sponsorship deal in sports with adidas - £750m over 10 years  and successfully launched the partnership on 1st August 2015.

•                  Surpassed 100 million social media followers, an increase of over 50% since last year  and launched official Pinterest, LINE (3 languages), Kakao Story and WeChat pages.

•                  Domestic Premier League live broadcasting rights up 70% for the 2017 to 2019 cycle — BSkyB and BT will pay £5.14 billion for the 2016/17 to 2018/19  seasons up from £3.0 billion for the 2013/14 to 2015/16 seasons.

•                  UEFA Champions League distributions up over 25% for the 2016 to 2018 cycle - UEFA announced total prize money for the 2015/16 season of  €1.26 billion.

•                  The Board of Directors has approved the payment of a regular quarterly cash dividend on the Company’s outstanding Class A and Class B ordinary shares. For the first quarter 2016 the dividend of $0.045 per share will be payable on 15 October 2015, to shareholders on record on 30 September 2015. The stock will begin to trade ex-dividend on 28 September 2015.

Commentary

Ed Woodward, Executive Vice Chairman commented, “As we look to the new season, we are enthusiastic about our strong position, both on and off the pitch.  In recent weeks we have further strengthened our squad with an exciting mix of experience and youth, qualified for the group stage of the UEFA Champions League, and seen an impressive launch of our partnership with adidas.  Our record revenue and EBITDA guidance for 2016 reflects the underlying strength of our business and our confidence in its continued growth. ”

Outlook

For fiscal 2016, Manchester United expect:

•                  Revenue to be £500m to £510m.

•                  Adjusted EBITDA to be £165m to £175m.

Key Financials (unaudited)

£ million (except adjusted	Twelve months ended 30 June			Three months ended 30 June
diluted earnings per share)	2015	2014	Change	2015	2014	Change
Commercial revenue	196.9	189.3	4.0%	45.9	44.3	3.6%
Broadcasting revenue	107.7	135.8	(20.7)%	40.8	34.0	20.0%
Matchday revenue	90.6	108.1	(16.2)%	19.1	18.0	6.1%
Total revenue	395.2	433.2	(8.8)%	105.8	96.3	9.9%
Adjusted EBITDA*	119.9	130.1	(7.8)%	31.8	16.9	88.2%

(Loss)/profit for the period (i.e. net income)	(1.2)	23.8	—	(7.2)	(5.8)	(24.1)%
Adjusted profit/(loss) for the period (i.e. adjusted net income)*	3.1	28.7	(89.2)%	1.1	(6.3)	—
Adjusted diluted earnings/(loss) per share (pence)*	1.92	17.51	(89.0)%	0.68	(3.85)	—

Gross debt**	411.0	341.8	20.2%	411.0	341.8	20.2%
Cash and cash equivalents	155.8	66.4	134.6%	155.8	66.4	134.6%
Net Debt	255.2	275.4	(7.3)%	255.2	275.4	(7.3)%

* Adjusted EBITDA, adjusted (loss)/profit for the period and adjusted diluted earnings/(loss) per share are non-IFRS measures. See “Non-IFRS Measures: Definitions and Use” below and the accompanying Supplemental Notes for the definitions and reconciliations for these non-IFRS measures and the reasons we believe these measures provide useful information to investors regarding the Group’s financial condition and results of operations.

** A key contributor to the increase in gross debt was the strengthening US dollar; with the USD/GBP exchange rate moving from 1.7097 at 30 June 2014 to 1.5712 at 30 June 2015.

Revenue Analysis

Commercial

Commercial revenue for the year was £196.9 million, an increase of £7.6 million, or 4.0%, over the prior year.

•                  Sponsorship revenue was £154.9 million, an increase of £19.1 million, or 14.1%, over the prior year, primarily due to the commencement of the seven year General Motors shirt sponsorship and the activation of several new global and regional sponsorships.

•                  Retail, Merchandising, Apparel & Product Licensing revenue was £31.6 million, a decrease of £5.9 million, or 15.7%, over the prior year, primarily due to reduced Nike guaranteed revenue due to non-participation in UEFA competitions in the current season and the extended final period of the partnership which ends on 31 July 2015; and

•                  Mobile & Content revenue was £10.4 million, a decrease of £5.6 million, or 35.0%, over the prior year, due to the expiration of a few of our mobile partnerships.

For the fourth quarter, commercial revenue was £45.9 million, an increase of £1.6 million, or 3.6%, over the prior year quarter.

•                  Sponsorship revenue was £35.3 million, an increase of £4.4 million, or 14.2%,

•                  Retail, Merchandising, Apparel & Product Licensing revenue was £8.3 million, a decrease of £1.0 million, or 10.8%, over the prior year quarter; and

•                  Mobile & Content revenue was £2.3 million, a decrease of £1.8 million, or 43.9%.

Broadcasting

Broadcasting revenue for the year was £107.7 million, a decrease of £28.1 million, or 20.7%, over the prior year, primarily due to non-participation in UEFA competitions, partially offset by increases in merit and facility payments due to a higher FAPL finish and more games broadcast live.

Broadcasting revenue for the fourth quarter was £40.8 million, an increase of £6.8 million, or 20.0%, over the prior year quarter, primarily due to an increase in merit payments, playing one more FAPL home game, and having five more FAPL live broadcast games in the current quarter, partially offset by non-participation in UEFA competitions.

Matchday

Matchday revenue for the year was £90.6 million, a decrease of £17.5 million, or 16.2%, over the prior year, primarily due to non-participation in UEFA competitions.

Matchday revenue for the fourth quarter was £19.1 million, an increase of £1.1 million, or 6.1%, over the prior year quarter, primarily due to playing one more FAPL home game in the current quarter, partially offset by non-participation in UEFA competitions.

Other Financial Information

Operating expenses

Total operating expenses for the year were £387.6 million, an increase of £15.3 million, or 4.1%, over the prior year.

Staff costs

Staff costs for the year were £203.0 million, a decrease of £11.8 million, or 5.5%, over the prior year.

Other operating expenses

Other operating expenses for the year were £72.3 million, a decrease of £16.0 million, or 18.1%, over the prior year, primarily due to non-participation in UEFA competitions, foreign exchange gains and other non-recurring cost savings.

Depreciation & amortization

Depreciation for the year was £10.3 million, an increase of £1.6 million, or 18.4%, over the prior year. Amortization for the year was £99.7 million, an increase of £44.4 million, or 80.3%, over the prior year quarter. The unamortized balance of players’ registrations at 30 June 2015 was £238.1 million.

Exceptional items

Exceptional costs for the year were £2.3 million, being professional adviser fees related to a public sale of shares, and the present value of the additional contributions the Group is expected to pay to make good the increased deficit of the Football League pension scheme as per the latest actuarial valuation at 31 August 2014. Exceptional costs for the prior year were £5.2 million.

Net finance costs

Net finance costs for the year were £35.2 million, an increase of £7.8 million, or 28.5%, over the prior year, primarily due to the premium on repurchase of senior secured notes and non-cash accelerated amortization of finance and issue costs related to the refinancing in June 2015 — which involved the issue of $425.0 million of new 3.79% senior secured notes due in 2027, the repurchase of all the remaining $269.2 million 8.375% senior secured notes due 2017 and the repayment of $90.7 million of our existing secured term loan — and we expect the refinancing to result in an interest reduction of approximately $10.0 million per year.

Tax

The tax credit for the year was £2.8 million, compared to an expense of £16.7 million in the prior year.

Cash flows

Net cash generated from operating activities for the year was £143.9 million, an increase of £71.1 million over the prior year primarily related to timing variances on sponsorship receipts.

Capital expenditure on property, plant and equipment for the year was £5.5 million, a decrease of £5.3 million over the prior year.

Net player and other intangible assets capital expenditure for the year was £96.8 million, an increase of £17.9 million over the prior year.

Net cash generated from financing activities for the year was £44.6 million, an increase of £49.6 million compared to £5.0 million net cash used in the prior year, as a result of the refinancing in June 2015.

Conference Call Information

The Company’s conference call to review fiscal 2015 and fourth quarter results will be broadcast live over the internet today, 17 September 2015 at 8:00 a.m. Eastern Time and will be available on Manchester United’s investor relations website at http://ir.manutd.com. Thereafter, a replay of the webcast will be available for thirty days.

About Manchester United

Manchester United is one of the most popular and successful sports team in the world, playing one of the most popular spectator sports on Earth.

Through our 137-year heritage we have won 62 trophies, enabling us to develop the world’s leading sports brand and a global community of 659 million followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, new media & mobile, broadcasting and matchday.

Cautionary Statement

This press release contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to the Company’s operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. Forward-looking statements include information concerning the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this press release are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Registration Statement on Form F-1, as amended (File No. 333-182535) and the Company’s Annual Report on Form 20-F (File No. 001-35627).

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth is preliminary and subject to adjustments. The audit of the financial statements and related notes to be included in our annual report on Form 20-F for the year ended 30 June 2015 is still in progress. Adjustments to the financial statements may be identified when audit work is completed, which could result in significant differences from this preliminary unaudited financial information.

Non-IFRS Measures: Definitions and Use

1.                  Adjusted EBITDA

Adjusted EBITDA is defined as (loss)/profit for the period before depreciation, amortization, profit on disposal of players’ registrations, exceptional items, net finance costs, and tax.

We believe adjusted EBITDA is useful as a measure of comparative operating performance from period to period and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our asset base (primarily depreciation and amortization), capital structure (primarily finance costs), and items outside the control of our management (primarily taxes).  Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by the IASB. A reconciliation of (loss)/profit for the period to adjusted EBITDA is presented in supplemental note 2.

2.                  Adjusted profit/(loss) for the period (i.e. adjusted net income)

Adjusted profit/(loss) for the period is calculated, where appropriate, by adjusting for charges/credits related to professional adviser fees related to public sale of shares, pension scheme deficit, accelerated amortization of issue discount and finance costs, premium on redemption of senior secured notes, foreign exchange losses recognized in finance costs, fair value movements on derivative financial instruments, and ineffectiveness of cash flow hedges, adding/subtracting the actual tax expense/credit for the period, and subtracting/adding the adjusted tax expense/credit for the period (based on an normalized tax rate of 35%; 2014: 35%). The normalized tax rate of 35% is management’s estimate of the tax rate likely to be applicable to the Group in the foreseeable future.

We believe that in assessing the comparative performance of the business, in order to get a clearer view of the underlying financial performance of the business, it is useful to strip out the distorting effects of charges/credits related to ‘one-off’ transactions and then to apply a ‘normalized’ tax rate (for both the current and prior periods) of the US federal income tax rate of 35%. A reconciliation of (loss)/profit for the period to adjusted profit/(loss) for the period is presented in supplemental note 3.

3.                  Adjusted basic and diluted earnings/(loss) per share

Adjusted basic and diluted earnings/(loss) per share are calculated by dividing the adjusted profit/(loss) for the period by the weighted average number of ordinary shares in issue during the period. Adjusted diluted earnings/(loss) per share is calculated by adjusting the weighted average number of ordinary shares in issue during the period to assume conversion of all dilutive potential ordinary shares. We have one category of dilutive potential ordinary shares: share awards pursuant to the 2012 Equity Incentive Plan (the “Equity Plan”). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year. Adjusted basic and diluted earnings/(loss) per share are presented in supplemental note 3.

Key Performance Indicators

	Twelve months ended		Three months ended
	30 June		30 June
	2015	2014	2015	2014
Commercial % of total revenue	49.8%	43.7%	43.4%	46.0%
Broadcasting % of total revenue	27.3%	31.3%	38.6%	35.3%
Matchday % of total revenue	22.9%	25.0%	18.0%	18.7%
Home Matches Played
FAPL	19	19	4	3
UEFA competitions	—	5	—	1
Domestic Cups	2	4	—	—
Away Matches Played
UEFA competitions	—	5	—	1
Domestic Cups	4	2	—	—

Other
Employees at period end	778	879	778	879
Staff costs % of revenue	51.4%	49.6%	51.7%	59.1%

Phasing of Premier League home games	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
2015/16 season*	4	5	6	4	19
2014/15 season	3	7	5	4	19
2013/14 season	3	6	7	3	19

*Subject to changes in broadcasting scheduling

Contacts

Investor Relations:	Media: Philip Townsend
Samanta Stewart	Manchester United plc
+44 207 054 5928	+44 161 868 8148
ir@manutd.co.uk	philip.townsend@manutd.co.uk

Jim Barron / Michael Henson
Sard Verbinnen & Co
+ 1 212 687 8080
JBarron@SARDVERB.com

CONSOLIDATED INCOME STATEMENT

(unaudited; in £ thousands, except per share and shares outstanding data)

	Twelve months ended 30 June		Three months ended 30 June
	2015	2014	2015	2014
Revenue	395,178	433,164	105,777	96,221
Operating expenses	(387,601)	(372,240)	(102,737)	(102,818)
Profit on disposal of players’ registrations	23,649	6,991	5,445	2,788
Operating profit/(loss)	31,226	67,915	8,485	(3,809)
Finance costs	(35,419)	(27,668)	(17,038)	(6,106)
Finance income	204	256	68	113
Net finance costs	(35,215)	(27,412)	(16,970)	(5,993)
(Loss)/profit before tax	(3,989)	40,503	(8,485)	(9,802)
Tax credit/(expense)	2,821	(16,668)	1,302	3,976
(Loss)/profit for the period	(1,168)	23,835	(7,183)	(5,826)

Basic (loss)/earnings per share:
Basic (loss)/earnings per share (pence)	(0.71)	14.55	(4.39)	(3.56)
Weighted average number of ordinary shares outstanding (thousands)	163,795	163,814	163,798	163,812
Diluted (loss)/earnings per share:
Diluted (loss)/earnings per share (pence)	(0.71)	14.54	(4.38)	(3.55)
Weighted average number of ordinary shares outstanding (thousands)	164,132	163,893	164,132	163,888

CONSOLIDATED BALANCE SHEET

(unaudited; in £ thousands)

	As of 30 June 2015	As of 30 June 2014
ASSETS
Non-current assets
Property, plant and equipment	250,626	254,859
Investment property	13,559	13,671
Goodwill	421,453	421,453
Players’ registrations and other intangible assets	238,944	204,572
Trade and other receivables	3,836	41
Deferred tax asset	133,790	129,631
	1,062,208	1,024,227
Current assets
Derivative financial instruments	27	—
Trade and other receivables	83,627	125,119
Current tax receivable	124	—
Cash and cash equivalents	155,752	66,365
	239,530	191,484
Total assets	1,301,738	1,215,711

CONSOLIDATED BALANCE SHEET (continued)

(unaudited; in £ thousands)

	As of 30 June 2015	As of 30 June 2014
EQUITY AND LIABILITIES
Equity
Share capital	52	52
Share premium	68,822	68,822
Merger reserve	249,030	249,030
Hedging reserve	4,729	25,918
Retained earnings	155,012	154,828
	477,645	498,650
Non-current liabilities
Derivative financial instruments	2,769	1,602
Trade and other payables	48,078	42,464
Borrowings	410,482	326,803
Deferred revenue	21,583	15,631
Deferred tax liabilities	17,311	28,837
	500,223	415,337
Current liabilities
Derivative financial instruments	2,966	875
Current tax liabilities	2,106	2,999
Trade and other payables	131,705	102,232
Borrowings	485	15,005
Deferred revenue	186,608	180,613
	323,870	301,724
Total equity and liabilities	1,301,738	1,215,711

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited; in £ thousands)

	Twelve months ended 30 June		Three months ended 30 June
	2015	2014	2015	2014
Cash flows from operating activities
Cash generated from operations (see supplemental note 4)	195,021	101,694	149,289	71,001
Interest paid	(42,624)	(27,669)	(18,488)	(4,875)
Debt finance costs relating to borrowings	(6,508)	(123)	(5,684)	—
Interest received	502	254	45	111
Tax paid	(2,466)	(1,375)	(185)	(304)
Net cash generated from operating activities	143,925	72,781	124,977	65,933
Cash flows from investing activities
Purchases of property, plant and equipment	(5,466)	(10,847)	(1,380)	(2,290)
Proceeds from sale of property, plant and equipment	—	50	—	—
Purchases of players’ registrations and other intangible assets	(117,446)	(92,942)	(16,174)	(30,840)
Proceeds from sale of players’ registrations	20,649	14,025	486	5,469
Net cash used in investing activities	(102,263)	(89,714)	(17,068)	(27,661)
Cash flows from financing activities
Proceeds from borrowings	272,539	—	267,835	—
Repayment of borrowings	(227,950)	(4,997)	(227,649)	(4,713)
Net cash generated from/(used in) financing activities	44,589	(4,997)	40,186	(4,713)
Net increase/(decrease) in cash and cash equivalents	86,251	(21,930)	148,095	33,559
Cash and cash equivalents at beginning of period	66,365	94,433	11,204	34,344
Foreign exchange gains/(losses) on cash and cash equivalents	3,136	(6,138)	(3,547)	(1,538)
Cash and cash equivalents at end of period	155,752	66,365	155,752	66,365

SUPPLEMENTAL NOTES

1              General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (2011 Revision) of the Cayman Islands, as amended and restated from time to time.

2              Reconciliation of (loss)/profit for the period to adjusted EBITDA

	Twelve months ended 30 June		Three months ended 30 June
	2015 £’000	2014 £’000	2015 £’000	2014 £’000
(Loss)/profit for the period	(1,168)	23,835	(7,183)	(5,826)
Adjustments:
Tax (credit)/expense	(2,821)	16,668	(1,302)	(3,976)
Net finance costs	35,215	27,412	16,970	5,993
Profit on disposal of players’ registrations	(23,649)	(6,991)	(5,445)	(2,788)
Exceptional items	2,336	5,184	—	4,891
Amortization	99,687	55,290	25,756	16,127
Depreciation	10,324	8,665	2,959	2,391
Adjusted EBITDA	119,924	130,063	31,755	16,812

3                               Reconciliation of (loss)/profit for the period to adjusted profit/(loss) for the period and adjusted basic and diluted earnings/(loss) per share

	Twelve months ended 30 June		Three months ended 30 June
	2015 £’000	2014 £’000	2015 £’000	2014 £’000
(Loss)/profit for the period	(1,168)	23,835	(7,183)	(5,826)
Professional adviser fees related to public sale of shares	1,089	—	—	—
Football League pension scheme deficit	1,247	—	—	—
Accelerated amortisation of issue discount and debt finance costs	3,773	—	3,773	—
Premium on redemption of senior secured notes	3,552	—	3,552	—
Foreign exchange losses recognized in finance costs	288	2,712	288	—
Fair value movement on derivative financial instruments	(1,115)	934	2,596	(706)
Ineffectiveness of cash flow hedges	—	—	—	791
Tax (credit)/expense	(2,821)	16,668	(1,302)	(3,976)
Adjusted profit/(loss) before tax	4,845	44,149	1,724	(9,717)
Adjusted tax (expense)/credit (using a normalised tax rate of 35% (2014: 35%))	(1,696)	(15,452)	(603)	3,401
Adjusted profit/(loss) for the period (i.e. adjusted net income)	3,149	28,697	1,121	(6,316)

Adjusted basic earnings/(loss) per share:
Adjusted basic earnings/(loss) per share (pence)	1.92	17.52	0.68	(3.86)
Weighted average number of ordinary shares outstanding (thousands)	163,795	163,814	163,798	163,812
Adjusted diluted earnings/(loss) per share:
Adjusted diluted earnings/(loss) per share (pence)	1.92	17.51	0.68	(3.85)
Weighted average number of ordinary shares outstanding (thousands)	164,132	163,893	164,132	163,888

4                               Cash generated from operations

	Twelve months ended 30 June		Three months ended 30 June
	2015 £’000	2014 £’000	2015 £’000	2014 £’000
(Loss)/profit for the period	(1,168)	23,835	(7,183)	(5,826)
Tax (credit)/expense	(2,821)	16,668	(1,302)	(3,976)
(Loss)/profit before tax	(3,989)	40,503	(8,485)	(9,802)
Depreciation	10,324	8,665	2,959	2,391
Impairment	—	293	—	—
Amortization	99,687	55,290	25,756	16,127
Profit on disposal of players’ registrations	(23,649)	(6,991)	(5,445)	(2,788)
Net finance costs	35,215	27,412	16,970	5,993
Profit on disposal of property, plant and equipment	5	24	—	67
Equity-settled share-based payments	1,352	1,138	323	220
Foreign exchange (gains)/losses on operating activities	(584)	925	(54)	456
Other fair value losses/(gains) on derivative financial instruments	5,498	59	1,156	243
Reclassified from hedging reserve	(4,713)	(1,035)	(939)	(257)
Decrease/(increase) in trade and other receivables	58,503	(59,876)	28,573	(48,341)
Decrease in trade and other payables and deferred revenue	17,372	36,762	88,475	106,692
Decrease in provisions	—	(1,475)	—	—
Cash generated from operations	195,021	101,694	149,289	71,001